UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ERICKSON INCORPORATED

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29482P100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 838,560
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 838,560
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 838,560
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) OO, IA

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 670,563
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 670,563
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,563
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 527,169
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 527,169
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,169
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.8%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 143,394
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 143,394
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,394
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 838,560
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 838,560
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 838,560
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 838,560
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 838,560
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 838,560
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Erickson Incorporated

(b)	Address of Issuer’s Principal Executive Offices

5550 SW Macadam Avenue, Suite 200

Portland, Oregon 97239

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton” and together with CCM, CC, CCP, CCP2 and Gray, the “Reporting Persons”).

(b)	Address of Principal Business office or, if None, Residence

The address of the principal business and office of the Reporting Persons is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	Citizenship

(i)	CCM is a Delaware limited liability company

(ii)	CC is a Delaware limited liability company

(iii)	CCP is a Delaware limited partnership

(iv)	CCP2 is a Delaware limited partnership

(v)	Gray is a United States citizen

(vi)	Shackelton is a United States citizen

(d)	Title of Class of Securities

Common Stock, Par Value $0.0001 Per Share (the “Common Stock”)

(e)	CUSIP No.

29482P100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 13,812,964 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 6, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP, CCP2 and a separate account managed by CCM (the “Separate Account”). CCP is the record owner of 527,169 shares of Common Stock, CCP2 is the record owner of 143,394 shares of Common Stock and the Separate Account is the record owner of 167,997 shares of Common Stock.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Christopher Shackelton	By:	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL, LLC		ADAM GRAY

By	/s/ Adam Gray	/s/ Adam Gray
	Adam Gray, Manager	Adam Gray

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton
	Adam Gray, Manager	Christopher Shackelton

EXHIBITS

1.	Joint Filing Agreement Pursuant to Rule 13d-1, dated February 17, 2015